VIA EDGAR AND FEDERAL EXPRESS	May 19, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention: H. Roger Schwall

Dear Mr. Schwall:

Re:	PolyMet Mining Corp. Form 20-F for the year ended January 31, 2009 Filed on April 30, 2009, File No. 001-32929

Set forth herein are PolyMet Mining Corp.’s (the “Company”) responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 1, 2009, with respect to the Company’s Annual Report on Form 20-F for the year ended January 31, 2009 (the “Form 20-F”), filed with the Commission on April 30, 2009.

Courtesy copies of this letter have been sent to the Commission’s examiners via courier. For your convenience, the Company has reprinted the Commission’s written comments below prior to the Company’s responses.

Form 20-F for the Fiscal Year Ended January 31, 2009, page 30.

Financial Statements

Note 8, Share Capital, page F-20

1

We note your response to prior comment 8 and understand that you believe the additional value conveyed via the October 2008 warrant modifications does not trigger additional expense recognition in your US GAAP results as the transaction was consummated with existing equity holders. The subsequent conveyance of additional value is not associated with the original offering and should be treated as a period expense. Please revise Note 16 to the financial statements to include the incremental value of $544,000 as a reconciling item to your US GAAP results. Although US GAAP does not directly address transaction of this type, we believe it is appropriate to look to other areas of US GAAP for guidance, and not to Canadian GAAP. In this regard, we believe that guidance contained in FASB ASC paragraphs 718-20-35-3, 718-20-35-5 and 718-20-35-8 is applicable in this situation.

RESPONSE:

Effective November 1, 2009, the Company changed its accounting policy under Canadian GAAP for accounting for amendments to warrants. Under this new policy, PolyMet records the debit to warrant amendment expense, not share capital. This accounting policy was applied retroactively. As a result of this change in accounting policy, the Company’s Canadian GAAP treatment is identical to the US GAAP accounting outlined in your comment, as such there is no US / Canadian GAAP difference.

Please do not hesitate to contact the undersigned at (646) 879-5970 or Niall Moore at (604) 248-0939 if you have any questions or comments regarding the foregoing responses.

Yours truly,

POLYMET MINING CORP.

/s/ Douglas Newby
Douglas Newby
Chief Financial Officer